

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. Laurence D. Fink
Chairman and Chief Executive Officer
BlackRock, Inc.
55 East 52nd Street
New York, NY  10055

> **Re:    BlackRock, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 10, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 001-33099**

Dear Mr. Fink:

We have reviewed your above referenced filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Business

1.    We refer to your statement on page 13 that risk management is an integral part of your investment process.  Please discuss the purpose, function and procedures of your risk management in greater detail.  Explain whether you have established any risk limits, if the limits are binding and if you exceeded the limits.  If you do have risk limits in place that can be waived, please describe the process for doing so.  Confirm that you will provide comparable disclosure in your future filings.  Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 100

2.      We note your non-GAAP disclosure on pages 63 and 100 regarding net "economic investments." Please tell us why you believe this presentation and measure provides useful information to investors. See Item 10(e)(i)(C) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.

Note 2. Significant Accounting Policies, page F-12

Collateral Assets Held and Liabilities Under Securities Lending Agreements, page F-15

3.      We note that you record non-cash collateral received under securities lending agreements as an asset. Please tell us how you considered ASC 860-30-25-5(d) in the determination of your accounting policy. In addition, please disclose the fair value of the portion of collateral that has been sold or repledged as of the balance sheet date. Refer to ASC 860-30-50-4(c)(2).

Note 3. Mergers and Acquisitions, page F-32

Barclays Global Investors, page F-32

4.      We note that the closing price of your common stock on November 30, 2009 was $227.08. We also note that you issued 19,914,652 capital shares at a price of $140.60 in a private placement at approximately the same time. Please clarify to us, and in future filings, the class of stock that was issued in the private placement as well as any restrictions on the stock or other factors that led to the discounted price.

Note 5. Equity Method Investments, page F-42

5.      According to various press reports, your joint venture investment in Stuyvesant Town and Peter Cooper Village has experienced a significant decline in value and is currently in foreclosure. Please tell us the extent of your investment in this property and the potential impact to your financial statements or tell us where this has been disclosed in your filing.

Note 12. Intangible Assets, page F-59

Indefinite-Lived Acquired Management Contracts, page F-61

6.      Please explain to us and disclose in future filings how you determined that certain acquired management contracts have indefinite useful lives, citing relevant accounting literature.

Proxy Statement on Schedule 14A, filed April 23, 2010

General

7.      We note your risk factor on page 27 of your Form 10-K for the Fiscal Year Ended
        December 31, 2009 regarding how the loss of key employees could lead to the loss of
        clients and a decline in revenues.  We also note you have not provided disclosure in
        response to Item 401(c) of Regulation S-K.  Please tell us of the basis for your conclusion
        that you have no significant employees and that disclosure is not necessary.

Annual Incentive Awards, page 23

8.      We refer to comment three in our letter dated August 27, 2008 and comment one in our
        letter date June 4, 2009.  We note your disclosure on page 23 that a portion of the
        corporate bonus pool for all employees is allocated to senior management.  Please note
        that Item 402(b)(2)(vi) requires you to discuss how specific forms of compensation are
        structured and implemented to reflect your performance.  With regard to your bonus pool,
        please tell us how you determined the total pool, and quantify the pool that was then
        allocated among your employees and officers.  Please also tell us your considerations
        regarding the materiality of this information.

Annual Incentive Awards, page 23

9.      We note your disclosure on page 26 that your 2009 compensation determination was
        based on net revenue, operating income, net income and EPS exceeding 20% of your
        budgeted levels for each element.  Also we note your disclosure on page 29 that your
        results for 2009 were viewed in the context of goals and objectives that were approved by
        your MDCC.  Please tell us the performance targets you used in determining
        compensation amounts.  Even if you did not set specific compensation targets, how you
        considered quantitative achievements should be discussed.  Please provide us with a
        discussion of the actual performance measures considered, on an absolute and relative
        basis, and the review and comparison of such performance with the approved budget.
        Provide the relevant figures associated with such considerations.  Confirm that you will
        provide similar disclosure, as applicable, in future filings.  Refer to Item 402(b)(2)(v) and
        Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

Annual Compensation Decisions, page 27

10.     We note that the amounts disclosed in your table on page 27 for 2009 total annual
        compensation differ from those values which appear in your Aggregate Compensation
        Table on page 25 of your Proxy Statement filed on April 17, 2009.  We also note that you
        included the annualized initial value of long term incentives in your 2008 table.  Given
        that your total annual compensation changed from 2008 to 2009, please tell us why the
        percentage change in annual compensation from 2008 was 0% for each of your named

executive officers.  Also, please tell us the basis for excluding the annualized initial value of long term incentives from your 2009 table.

Aggregate Compensation for 2009, page 28

11.     We note your disclosure that the aggregate compensation for your other named executive officers was approximately 39% higher than the aggregate compensation for the same individuals in 2008.  As written, it is unclear from your disclosure how you calculated this percentage.  Please tell us how you calculated the 39% increase in compensation for your other named executive officers.  Also please clarify which individuals were used in this calculation.  As applicable, please provide similar disclosure in future filings.

Partner Plan Awards at Year End 2009, page 48

12.     We note your disclosure on page 28 that each of your named executive officers was awarded a different amount pursuant to your Partner Plan.  For each NEO, please tell us how you determined the amounts to be awarded under your Partner Plan and provide similar disclosure in future filings.  See Items 402(b)(2)(iv) and (v) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Adam Turk at (202) 551-3657 or Sonia Barros at (202) 551-3655 with any other questions.

       Sincerely,


       Daniel L. Gordon
       Branch Chief